Exhibit I
Pro Forma Summary

						Pro Forma						
Income	T12	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Notes
Gross Potential Rent	$2,475,477	$2,709,778	$3,061,229	$3,226,056	$3,322,837	$3,422,522	$3,525,198	$3,630,954	$3,739,883	$3,852,079	$3,967,642	Factors in Renovated Rents
Loss to Lease	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	This is factored into Gross Potential Rent
Total Gross Revenue	$2,475,477	$2,709,778	$3,061,229	$3,226,056	$3,322,837	$3,422,522	$3,525,198	$3,630,954	$3,739,883	$3,852,079	$3,967,642	
Vacancy	($417,340)	($379,369)	($367,348)	($225,824)	($199,370)	($205,351)	($211,512)	($217,857)	($224,393)	($231,125)	($238,058)	Underwritten to above market vacancy until year 4 to account for renovations.
Concessions	($36,358)	($54,196)	($61,225)	($32,261)	($33,228)	($34,225)	($35,252)	($36,310)	($37,399)	($38,521)	($39,676)	Higher concessions in years 1 & 2 to account for renovation program
Non-Revenue Units	($9,775)	($8,065)	($9,111)	($9,601)	($9,889)	($10,186)	($10,492)	($10,806)	($11,131)	($11,465)	($11,808)	There is 1 Model Unit on the Property
Bad Debt	($45,250)	($54,196)	($61,225)	($48,391)	($49,843)	($51,338)	($52,878)	($54,464)	($56,098)	($57,781)	($59,515)	Bad Debt scales down as a % of Total Revenue following stabilization
Total Rental Income	$1,966,754	$2,213,953	$2,562,322	$2,909,979	$3,030,507	$3,121,422	$3,215,065	$3,311,517	$3,410,862	$3,513,188	$3,618,584	
Utility Reimbursement	$83,998	$109,098	$113,505	$116,910	$120,418	$124,030	$127,751	$131,584	$135,531	$139,597	$143,785	T12 adjusted for occupancy, assuming 80% of water billed back to tenants
Other Income	$216,208	$172,999	$179,988	$185,388	$190,949	$196,678	$202,578	$208,655	$214,915	$221,363	$228,003	Reduced Month to Month Fees, Late Fees and Move Out Fees
Total Other Income	$300,206	$282,097	$293,493	$302,298	$311,367	$320,708	$330,329	$340,239	$350,446	$360,960	$371,789	
Total Income	$2,266,959	$2,496,050	$2,855,815	$3,212,277	$3,341,874	$3,442,130	$3,545,394	$3,651,756	$3,761,308	$3,874,148	$3,990,372	
Expenses												
Real Estate Taxes	$81,253	$194,920	$229,248	$229,248	$229,248	$233,833	$238,510	$243,280	$243,280	$248,145	$248,145	Consulted with the county tax assesor for the subject property.
Insurance	$84,523	$92,400	$94,266	$96,133	$98,056	$100,017	$102,017	$104,057	$106,139	$108,261	$110,427	Estimated based on multiple brokers
Utilities	$230,006	$247,696	$252,699	$257,703	$262,857	$268,114	$273,476	$278,946	$284,525	$290,215	$296,020	T12 adjusted for occupancy
Management Fees	$72,215	$78,201	$85,674	$97,392	$100,256	$103,264	$106,362	$109,553	$112,839	$116,224	$119,711	3.0%
Payroll	$349,769	$406,250	$416,979	$427,708	$436,262	$444,988	$453,887	$462,965	$472,224	$481,669	$491,302	Based on HRP Budget
Service Contracts	$45,499	$45,499	$46,418	$47,337	$48,283	$49,249	$50,234	$51,239	$52,263	$53,309	$54,375	Based on the T12
Repairs & Maintenance	$165,360	$176,400	$179,963	$183,527	$187,197	$190,941	$194,760	$198,655	$202,628	$206,681	$210,814	Based on HRP Budget
General/Admin	$52,786	$55,786	$56,913	$58,040	$59,201	$60,385	$61,593	$62,825	$64,081	$65,363	$66,670	Based on the T12
Marketing	$42,170	$50,400	$40,200	$30,000	$30,600	$31,212	$31,836	$32,473	$33,122	$33,785	$34,461	Increased Marketing prior to stabilization, scales down after stabilization
Professional Fees	$37,403	$21,045	$21,567	$22,089	$22,531	$22,981	$23,441	$23,910	$24,388	$24,876	$25,373	Based on HRP Budget
Replacement Reserves	$0	$100,800	$102,836	$104,872	$106,970	$109,109	$111,291	$113,517	$115,788	$118,103	$120,465	Based on Freddie Mac quote.
Total Expenses	$1,160,984	$1,469,397	$1,526,765	$1,554,048	$1,581,461	$1,614,093	$1,647,407	$1,681,419	$1,711,277	$1,746,631	$1,777,763	
Net Operating Income	$1,105,976	$1,026,653	$1,329,051	$1,658,229	$1,760,413	$1,828,037	$1,897,987	$1,970,337	$2,050,031	$2,127,517	$2,212,609	